Rule 10f-3 Transactions


Fund Name:               	DIVERSIFIED FIXED INCOME PORTFOLIO WFUS
Security Description:    	Federal Farm Credit Bank
Trade Date:              	05/19/15
Affiliated Principal
 Underwriter:            	None
Executing Broker:        	Nomura
Purchase Price:          	$100.010
Shares/Par:              	3,000,000
Underwriting Concession: 	1.070%